UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

CENTRAL GOLDTRUST

(Translation of registrant’s name into English)

Mailing Address: P.O. Box 10106, Ancaster, Ontario Canada L9K 1P3
Courier Address: 55 Broad Leaf Crescent, Ancaster, Ontario, Canada  L9G 3P2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

 EXHIBIT INDEX

99.1	Material Change Report dated June 24, 2010

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL GOLDTRUST
(Registrant)

Date	June 24, 2010	By:	/s/ J.C. Stefan Spicer
(Signature)*
J.C. Stefan Spicer, President & CEO

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EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1. – Reporting Issuer:

Central GoldTrust
55 Broadleaf Crescent
Ancaster, Ontario
L9G 3P2

Item 2. – Date of Material Change:

June 23, 2010

Item 3. – Press Release:

A news release with respect to the material change referred to in this report was issued through newswire services on June 23, 2010 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. – Summary of Material Change:

On June 16, 2009, Central GoldTrust announced that it entered into an underwriting agreement with CIBC World Markets Inc. and Credit Suisse Securities (Canada), Inc. (the “Underwriters”) under which the Underwriters agreed to buy and sell to the public, in all the provinces and territories of Canada except Québec, and in the United States under the multijurisdictional disclosure system, 5,730,000 Units of Central GoldTrust at U.S.$48.90 per Unit, with a right to increase the size of the offering by end of day on June 23, 2010 by up to an additional 1,000,000 Units at the same price, which right was not exercised.  On June 23, 2010, Central GoldTrust announced that it completed the sale of 5,730,000 Units at a price of U.S.$48.90 per Unit to the Underwriters and raised total gross proceeds of U.S.$280,197,000.

Item 5. – Full Description of Material Change:

Please see the attached Schedule “A”.

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

  .

Item 8. – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

J. C. Stefan Spicer, President and Chief Executive Officer

Telephone:                    (905) 304-GOLD (4653)
Facsimile:                       (905) 648-4196
e-mail:                             info@gold-trust.com

Item 9. – Date of Report:

June 24, 2010

SCHEDULE “A”

CENTRAL GOLDTRUST

For Immediate Release to
Canada News Wire and
U.S. Disclosure Circuit

TSX SYMBOLS: GTU.UN (Cdn. $) and GTU.U (U.S. $)
NYSE AMEX EQUITIES SYMBOL: GTU (U.S. $)

CENTRAL GOLDTRUST CLOSES U.S. $ 280,197,000 UNIT ISSUE

TORONTO, Ontario (June 23, 2010) – Central GoldTrust of Ancaster, Ontario is pleased to announce that it has completed the sale of 5,730,000 Units of Central GoldTrust at a price of U.S. $48.90 per Unit to a syndicate of underwriters (the “Underwriters”) led by CIBC, raising total gross proceeds of U.S. $280,197,000.  The Units offered were primarily sold to investors in Canada and in the United States under the Multijurisdictional Disclosure System.

The issue price of U.S. $48.90 per Unit was non-dilutive and accretive for the existing Unitholders of Central GoldTrust. Substantially all of the net proceeds of the offering have been invested in gold bullion, in keeping with the asset allocation provisions outlined in Central GoldTrust’s Declaration of Trust and the related policies established by its Board of Trustees.  The additional capital raised by the offering is expected to assist in reducing the annual expense ratio in favour of all Unitholders of Central GoldTrust.

The new total of issued and outstanding Units of Central GoldTrust is 16,648,000. The investment holdings of Central GoldTrust are now represented by approximately 604,676 fine ounces of gold bullion, 6,156 ounces in gold certificates and approximately U.S. $16,980,360 in cash and short term notes.

Central GoldTrust has filed a supplement to the base shelf prospectus and registration statement with the Canadian securities regulatory authorities (except Québec) and the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  You may obtain a copy of the base shelf prospectus and prospectus supplement filed in the United States from CIBC, 425 Lexington Avenue, 5th Floor, New York, New York, 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com.  You may obtain a copy of the base shelf prospectus and prospectus supplement filed in Canada from CIBC, fax 416-594-7242 or request a copy by telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties.  Central GoldTrust’s actual results could differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.

Central GoldTrust, founded in April 2003, is a passive, self-governing, single purpose, closed-end trust, which presently holds approximately 98 % of its net assets in unencumbered, long-term holdings of gold bullion, primarily in physical 400 troy ounce international bars with very minor amounts in certificate form.  Central GoldTrust does not actively speculate with regard to short-term changes in gold prices.  Central GoldTrust’s gold bullion is held unencumbered in allocated, segregated and insured safekeeping in Canada, in the treasury vaults of the Canadian Imperial Bank of Commerce.  The gold bullion is physically inspected by appointed Trustees and Officers of Central GoldTrust in the presence of representatives of its auditors, Ernst & Young LLP, and bank officials.  Central GoldTrust Units are quoted on the NYSE Amex Equities, symbol GTU and on the TSX, symbols GTU.UN (Cdn. $) and GTU.U (U.S. $).

For further information, please contact J.C. Stefan Spicer, President and CEO at
Email: info@gold-trust.com Website: www.gold-trust.com Telephone: 905-304-GOLD (4653)